SCHEDULE “A”
(to the Management Information Circular of Rubicon Minerals Corporation dated July 7, 2006)

FINANCIAL STATEMENTS

  • Audited Consolidated Financial Statements of Rubicon for the financial years ended December 31, 2005, 2004 and 2003 and the auditor’s report thereon
  • Interim Unaudited Consolidated Financial Statements of Rubicon for the three months ended March 31, 2006
  • Management’s Discussion and Analysis of Rubicon for the fiscal year ended December 31, 2005
  • Management’s Discussion and Analysis of Rubicon for the three months ended March 31, 2006
  • Pro-forma Consolidated Balance Sheets of Rubicon as at March 31, 2006
  • Pro-forma Balance Sheet of Paragon as at March 31, 2006
  • Pro-forma Balance Sheet of CopperCo as at March 31, 2006
  • Audited Financial Statements of Africo for the financial years ended December 31, 2005 and 2004
  • Interim Financial Statements of Africo for the three months ended March 31, 2006
  • Audited Balance Sheet of Paragon as at July 4, 2006
  • Audited Balance Sheet of CopperCo as at July 4, 2006

RUBICON MINERALS CORPORATION

Consolidated Financial Statements
(Stated in Canadian Dollars)

December 31, 2005
and
December 31, 2004

RUBICON MINERALS CORPORATION

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of the company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 13, and contain estimates based on management’s judgment. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Company’s independent auditors, Devisser Gray, Chartered Accountants, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and their report follows.

The Audit Committee of the Board of Directors has met with the company’s independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

“David Adamson”	“Robert Lewis”
David Adamson	Robert Lewis
President	Chief Financial Officer

D E V I S S E R G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS’ REPORT

To the Shareholders of Rubicon Minerals Corporation

We have audited the consolidated balance sheets and consolidated statements of mineral property costs of Rubicon Minerals Corporation as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of materials misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flow for each of the years in the three year period ended December 31, 2005 in accordance with generally accepted accounting principles in Canada.

“De Visser Gray”
CHARTERED ACCOUNTANTS

Vancouver, British Columbia
March 24, 2006, except as at note 14, which is as at March 29, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these consolidated financial statements. Although we conducted our audits in accordance with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated March 24, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the consolidated financial statements.

“De Visser Gray”
CHARTERED ACCOUNTANTS

Vancouver, British Columbia
March 24, 2006, except as at note 14, which is as at March 29, 2006

RUBICON MINERALS CORPORATION
Consolidated Balance Sheets
(Stated in Canadian Dollars)

	As at December 31
	2005	2004

Assets
Current assets
Cash and cash equivalents	$2,810,503	$6,941,848
Amounts receivable	927,210	263,731
Prepaid expenses	23,373	64,202
	3,761,086	7,269,781

Investments (note 5)	6,546,411	3,177,783
Equipment (note 6)	51,228	56,604
Mineral property costs (note 7)	22,961,644	19,815,494
	$33,320,369	$30,319,662

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$519,961	$897,397

Non-controlling interest	407,479	474,340

Shareholders’ equity
Share capital (note 8(a))	45,610,692	39,184,721
Contributed surplus (note 8(b))	2,623,780	1,960,463
Deficit	(15,841,543)	(12,197,259)
	32,392,929	28,947,925
	$33,320,369	$30,319,662

See accompanying notes to the consolidated financial statements
Continuance of Operations (note 1)
Commitments (Note 10)
Subsequent events (Note 14)

Approved by the Board of Directors:
“David Adamson”	“John Brodie”
David Adamson Director	John R. Brodie, FCA Director

RUBICON MINERALS CORPORATION
Consolidated Statements of Operations and Deficit
(Stated in Canadian Dollars)

	For the years ended December 31
	2005	2004	2003

Expenses
Amortization	$17,412	$19,130	$12,543
Consulting	138,847	187,032	124,726
General mineral exploration	283,391	214,962	201,527
Investor relations	496,172	354,539	413,911
Office	200,922	220,635	119,189
Professional fees	304,741	238,463	186,221
Rent	84,418	59,127	68,634
Salaries	629,701	528,836	335,142
Stock-based compensation (notes 3 and 8(b))	683,671	983,380	556,046
Telephone	17,946	15,121	7,910
IPO costs of subsidiary	2,913	411,188	-
Re-organization costs (note 2)	129,210	-	-
Transfer agent and regulatory filing fees	112,797	130,095	153,341
Travel and accommodation	28,804	35,225	28,417
Write-off of mineral property costs	1,715,674	1,713,144	231,388

Loss before other items	(4,846,619)	(5,110,877)	(2,438,995)
Corporate capital tax expense	-	-	(47,012)
Interest and miscellaneous income	82,232	150,018	153,910
Option and administration fees in excess of property costs	119,606	-	-
Gain on sale of investments	76,765	694,769	19,703
Gain on settlement of debt	101,251	-	-
Loss on equity investment	(288,323)	(25,000)	-
Future income tax recovery (note 8(a))	1,043,943	-	-
Allocation of subsidiary’s loss to minority interest	66,861	208,254	-

Net loss for the year	(3,644,284)	(4,082,836)	(2,312,394)
Deficit, beginning of year	(12,197,259)	(8,114,423)	(5,802,029)
Deficit, end of year	$(15,841,543)	$(12,197,259)	$(8,114,423)

Basic and diluted loss per common share	$(0.06)	$(0.08)	$(0.05)
Weighted average number of common shares outstanding	60,223,727	52,919,912	43,240,383

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Cash Flows
(Stated in Canadian Dollars)

	For the years ended December 31
	2005	2004	2003
Cash Provided by (Used for):
Operating Activities
Net loss for the year	$(3,644,284)	$(4,082,836)	$(2,312,394)
Adjustment for items which do not involve cash:
Amortization	17,412	19,130	12,543
Stock-based compensation	683,671	1,100,980	556,046
Write-off of mineral property costs	1,715,674	1,713,144	231,388
Gain on sale of investments	(76,765)	(694,769)	(19,703)
Loss on equity investment	288,323	25,000	-
Future income tax recovery	(1,043,943)	-	-
Allocation of subsidiary’s loss to minority interest	(66,861)	(208,254)	-
	(2,126,773)	(2,127,605)	(1,532,120)
Changes in non-cash working capital components:
Prepaid expenses	40,829	(43,798)	(14,948)
Amounts receivable	(663,479)	689,334	(768,668)
Accounts payable and accrued liabilities	(525,011)	(46,049)	(85,553)
	(3,274,434)	(1,528,118)	(2,401,289)
Investing Activities*
Mineral property costs	(6,354,538)	(8,599,220)	(9,317,324)
Purchase of equipment	(12,036)	(31,631)	(17,692)
Purchase of investments	(4,151,793)	(4,004,193)	(300,000)
Proceeds on sales of investments	804,233	2,489,294	33,737
Cash acquired in capital transaction	-	-	714,031
	(9,714,134)	(10,145,750)	(8,887,248)
Financing Activities*
Common shares issued for cash	8,200,368	3,628,330	17,700,909
Share issue costs	(902,328)	(413,658)	(1,238,338)
Recovery of property costs incurred	1,495,182	3,857,365	4,677,732
Management and administration fees received	64,001	241,605	290,342
	8,857,223	7,313,642	21,430,645

Net cash (used) provided during the year	(4,131,345)	(4,360,226)	10,142,108
Cash and cash equivalents, beginning of year	6,941,848	11,302,074	1,159,966
Cash and cash equivalents, end of year	$2,810,503	$6,941,848	$11,302,074

During the year, the Company paid and received interest as follows:

Interest received	$ 69,128	$ 157,149	$ 134,626
Interest paid	$ 26,249	$ 1,137	$ 2,874

*Supplemental Disclosure of Non-Cash Investing and Financing Activities - Refer to Note 11.
See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Mineral Property Costs
(Stated in Canadian Dollars)

	Balance December 31 2003	Gross Expenditures 2004	Write-off or Recovery 2004	Balance December 31 2004	Gross Expenditures 2005	Write-off or Recovery 2005	Balance December 31 2005
CANADA
ONTARIO
RED LAKE MINING DIVISION
McFinley Property
Acquisition and option payments	$2,766,606	$360,092	$-	$3,126,698	$265,742	$-	$3,392,440
Exploration costs
Geological and geochemical	1,188,210	80,818	-	1,269,028	141,655	-	1,410,683
Drilling	1,876,454	1,731,442	-	3,607,896	2,067,733	-	5,675,629
Geophysical	99,802	1,345	-	101,147	-	-	101,147
Travel and accommodation	96,221	40,529	-	136,750	46,291	-	183,041
Other	29,659	1,637	-	31,296	760	-	32,056
	6,056,952	2,215,863	-	8,272,815	2,522,181	-	10,794,996

Other Red Lake Properties
Acquisition and option payments	595,957	73,768	(230,862)	438,863	112,564	(77,750)	473,677
Exploration costs
Geological and geochemical	614,503	289,371	(167,157)	736,717	360,778	(142,682)	954,813
Drilling	548,862	676,490	(628,929)	596,423	593,823	(567,127)	623,119
Geophysical	297,088	78,641	(95,419)	280,310	-	-	280,310
Travel and accommodation	40,783	47,339	(18,652)	69,470	24,083	(13,890)	79,663
Other	3,118	-	(137)	2,981	32,511	(18)	35,474
Administration fees (earned)	(370,962)	-	(65,082)	(436,044)	-	(23,650)	(459,694)
	1,729,349	1,165,609	(1,206,238)	1,688,720	1,123,759	(825,117)	1,987,362

McCuaig JV Project
Acquisition and option payments	79,940	24,000	-	103,940	6,000	-	109,940
Exploration costs
Geological and geochemical	414,334	57,552	(32,385)	439,501	12,438	(2,569)	449,370
Drilling	992,186	252,436	(100,975)	1,143,647	582	-	1,144,229
Geophysical	27,682	-	(257)	27,425	-	-	27,425
Travel and accommodation	27,192	7,904	(2,904)	32,192	-	-	32,192
Other	1,400	1,000	(400)	2,000	-	-	2,000
Administration fees (earned)	(16,886)	-	(10,492)	(27,378)	-	(257)	(27,635)
	1,525,848	342,892	(147,413)	1,721,327	19,020	(2,826)	1,737,521

English Royalty Division
Acquisition and option payments	525,438	249,952	(604,058)	171,332	44,575	(140,907)	75,000
Exploration costs
Geological and geochemical	86,420	158,449	-	244,869	113,879	-	358,748
Travel and accommodation	2,328	3,201	-	5,529	3,590	-	9,119
Other	23	84	-	107	-	-	107
	614,209	411,686	(604,058)	421,837	162,044	(140,907)	442,974
See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Mineral Property Costs
(Stated in Canadian Dollars)

	Balance December 31 2003	Gross Expenditures 2004	Write-off or Recovery 2004	Balance December 31 2004	Gross Expenditures 2005	Write-off or Recovery 2005	Balance December 31 2005
ONTARIO (continued)
Other Ontario Properties
Acquisition and option payments	$41,310	$-	$(41,310)	$-	$-	$-	$-
Exploration costs		-		-	-	-	-
Geological and geochemical	22,722	-	(22,722)	-	-	-	-
Geophysical	56,362	-	(56,362)	-	-	-	-
Travel and accommodation	1,322	-	(1,322)	-	-	-	-
	121,716	-	(121,716)	-	-	-	-

NEWFOUNDLAND
GOLD PROPERTIES
StarTrack Trend Properties
Acquisition and option payments	308,578	86,408	(150,744)	244,242	-	-	244,242
Exploration costs
Geological and geochemical	429,479	90,306	(72,340)	447,445	41,030	-	488,475
Drilling	-	224,058	(100,000)	124,058	-	-	124,058
Geophysical	57,197	-	(56,715)	482	-	-	482
Travel and accommodation	10,026	1,277	(734)	10,569	231	(38)	10,762
Other	450	3,130	-	3,580	-	-	3,580
	805,730	405,179	(380,533)	830,376	41,261	(38)	871,599

Golden Promise Trend Properties
Acquisition and option payments	289,611	219,495	(360,680)	148,426	141,912	(87,000)	203,338
Exploration costs
Geological and geochemical	238,642	622,733	(608,021)	253,354	292,631	(141,209)	404,776
Drilling	108,505	392,168	(328,608)	172,065	16,218	(9,824)	178,459
Geophysical	117,321	-	(62,742)	54,579	750	-	55,329
Travel and accommodation	6,355	16,188	(14,807)	7,736	7,402	(4,389)	10,749
Other	-	296	(296)	-	71	(71)	-
Administration fees (earned)	(74,203)	-	(104,641)	(178,844)	-	(11,857)	(190,701)
	686,231	1,250,880	(1,479,795)	457,316	458,984	(254,350)	661,950

Avalon Trend Properties
Acquisition and option payments	102,566	109,725	(52,508)	159,783	30,044	(120,889)	68,938
Exploration costs
Geological and geochemical	296,213	339,711	(380,247)	255,677	49,427	(109,299)	195,805
Drilling	-	263,443	(263,443)	-	7,163	(7,163)	-
Travel and accommodation	4,497	2,115	(2,433)	4,179	437	(561)	4,055
Other	-	1,366	(641)	725	418	(1,143)	-
Administration fees (earned)	-	-	(42,671)	(42,671)		26,220	(16,451)
	403,276	716,360	(741,943)	377,693	87,489	(212,835)	252,347

Glenwood-Botwood Trend Properties
Acquisition and option payments	323,842	246,707	(168,199)	402,350	306,750	(33,568)	675,532
Exploration costs
Geological and geochemical	581,843	502,002	(68,856)	1,014,989	767,521	(241,759)	1,540,751
Drilling		395,568	(104,467)	291,101	374,997	-	666,098
Geophysical	236,806	39,279	(20,056)	256,029	34,158	(31,158)	259,029
Travel and accommodation	5,849	5,534	(1,357)	10,026	5,215	-	15,241
Administration fees (earned)	(39,887)	-	(3,026)	(42,913)	-	(24,811)	(67,724)
	1,108,453	1,189,090	(365,961)	1,931,582	1,488,641	(331,296)	3,088,927
See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Mineral Property Costs
(Stated in Canadian Dollars)

	Balance December 31 2003	Gross Expenditures 2004	Write-off or Recovery 2004	Balance December 31 2004	Gross Expenditures 2005	Write-off or Recovery 2005	Balance December 31 2005
NEWFOUNDLAND GOLD PROPERTIES (continued)
New World Trend Property
Acquisition and option payments	$16,090	$53,600	$-	$69,690	$37,850	$-	$107,540
Exploration costs
Geological and geochemical	233,879	69,566	-	303,445	27,013	-	330,458
		567	-	567	1,583	-	2,150
Travel and accommodation	1,817	43	-	1,860	14	-	1,874
	251,786	123,776	-	375,562	66,460	-	442,022

GNP Trend Property
Acquisition and option payments	34,171	-	(34,171)	-	-	-	-
Exploration costs
Geological and geochemical	27,257	-	(27,257)	-	-	-	-
Travel and accommodation	3,373	-	(3,373)	-	-	-	-
	64,801	-	(64,801)	-	-	-	-

Base Metal Properties
Acquisition and option payments	284,891	44,599	(239,798)	89,692	36,790	(76,493)	49,989
Exploration costs
Geological and geochemical	390,408	8,994	(150,631)	248,771	125,460	(4,500)	369,731
Drilling	516,168	66,542	(290,976)	291,734	193,164	-	484,898
Geophysical	169,902	-	(87,265)	82,637	-	-	82,637
Travel and accommodation	33,270	1,193	(12,476)	21,987	-	-	21,987
Other	9,094	-	(8,869)	225	-	-	225
Administration fees (earned)	(84,947)	-	84,947	-	-	-	-
	1,318,786	121,328	(705,068)	735,046	355,414	(80,993)	1,009,467

BRITISH COLUMBIA
Axelgold and Thumb Peak
Acquisition and option payments	435,838	-	(435,838)	-	-	-	-
Exploration costs
Geological and geochemical	58,715	601	(59,316)	-	-	-	-
Drilling	1,099	151	(1,250)	-	-	-	-
Travel and accommodation	2,943	-	(2,943)	-	-	-	-
Administration fees (earned)	(63,860)	-	63,860	-	-	-	-
	434,735	752	(435,487)	-	-	-	-

NUNAVUT, BAFFIN ISLAND
Incognita Joint Venture Property
Acquisition and option payments	84,048	65,000	(149,048)	-	-	-	-
Exploration costs
Geological and geochemical	87,097	(66,677)	(20,420)	-	-	-	-
Drilling	32,758	97,050	(129,808)	-	-	-	-
Geophysical	14,151	-	(14,151)	-	-	-	-
Travel and accommodation	4,294	8,000	(12,294)	-	-	-	-
Other	354	22,178	(22,532)	-	-	-	-
Administration fees (earned)	(197,608)	-	197,608	-	-	-	-
	25,094	125,551	(150,645)	-	-	-	-
See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Mineral Property Costs
(Stated in Canadian Dollars)

	Balance December 31 2003	Gross Expenditures 2004	Write-off or Recovery 2004	Balance December 31 2004	Gross Expenditures 2005	Write-off or Recovery 2005	Balance December 31 2005
UNITED STATES OF AMERICA
ALASKA
Palmer Property
Acquisition and option payments	$908,389	$136,566	$-	$1,044,955	$105,480	$(941,020)	$209,415
Exploration costs
Geological and geochemical	209,932	161,300	-	371,232	3,609	-	374,841
Drilling	682,215	-	-	682,215	-	-	682,215
Travel and accommodation	18,003	-	-	18,003	-	-	18,003
Other	18,013	-	-	18,013	-	-	18,013
Administration fees (earned)	(76,483)	-	-	(76,483)	-	-	(76,483)
	1,760,069	297,866	-	2,057,935	109,089	(941,020)	1,226,004

ARIZONA
Yuma King Property
Acquisition and option payments	-	54,202	-	54,202	6,340	(60,542)	-
Exploration costs
Geological and geochemical	-	16,484	-	16,484	23	(16,507)	-
Travel and accommodation	-	1,188	-	1,188	210	(1,398)	-
-		71,874	-	71,874	6,573	(78,447)	-

NEVADA
Other Properties
Acquisition and option payments	369,783	419,572	(23,505)	765,850	140,110	(614,317)	291,643
Exploration costs
Geological and geochemical	-	118,794	(11,233)	107,561	72,608	(25,337)	154,832
	369,783	538,366	(34,738)	873,411	212,718	(639,654)	446,475

Mineral Property Costs	$17,276,818	$8,977,072	$(6,438,396)	$19,815,494	$6,653,633	$(3,507,483)	$22,961,644

Property Costs Written-off
The composition of the write-off figures by property classification is as follows:

	2005	2004	2003
Other Red Lake Properties	$ -	$ 226,527	$ 6,457
Other Ontario	-	121,716	-
Avalon Trend Properties	195,554	-	-
Golden Promise Trend Properties	6,186	-	-
Newfoundland Base Metal Properties	-	231,980	196,841
Other Newfoundland Properties	38	493,817	26,695
Nunavut Properties	-	150,645	-
British Columbia Properties	-	435,487	-
Other Properties	1,513,896	52,972	1,395
Total costs written-off	1,715,674	1,713,144	231,388
Aggregate cost recoveries and administration fees received	1,791,809	4,725,252	4,968,074
Gross write-offs and recoveries	$3,507,483	$6,438,396	$5,199,462

See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Mineral Property Costs
(Stated in Canadian Dollars)

    1.  NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and is primarily involved in the acquisition and exploration of mineral property interests in Canada, in the United States and in the Democratic Republic of Congo. At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and has an accumulated operating deficit of $15.8 million at December 31, 2005 (2004 - $12.2 million). The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing to fund its exploration and administrative expenses.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to continue as a going-concern, the net realizable values of its assets may be materially less than the amounts recorded on the balance sheets.

2.  PROPOSED RE-ORGANIZATION

On November 21, 2005, the Company announced that it intended to complete a corporate restructuring which would have the result of dividing its existing portfolio of mineral properties into three separate public companies. Following the corporate restructuring the Company is to continue to hold its Ontario properties and USA properties (subsequently superceded by the proposed disposition of the USA properties under the agreement with Carlin Gold Corp. and related Plan of Arrangement announced subsequent to the year end - refer to note 14). One of the newly-created companies is to hold all of the Company’s Newfoundland properties. The other newly created company is to hold all of the Company’s investment in Africo Resources Ltd. The proposed reorganization of the Company will be accomplished by way of a statutory Plan of Arrangement and is subject to shareholder, regulatory and court approvals.

   3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Consolidation

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. As described in note 13, these principles differ in certain respects from principles and practices generally accepted in the United States (“US”) and requirements promulgated by the Securities and Exchange Commission. Summarized below are those policies considered particularly significant to the Company. References to the Company included herein are inclusive of the accounts of the parent company and its 60.4%-owned subsidiary, Toquima Minerals Corporation (“Toquima”). The investment in Africo Resources Ltd. is accounted for on the equity basis.

All intercompany balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Actual results could differ from those estimates.

The Company’s investments in marketable securities are items that, due to expected market volume and price fluctuations, may yield net realizable values that are materially different from their current book values at any point in time. Other items involving substantial measurement uncertainty are the carrying costs of mineral property interests and the determination of stock-based compensation.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and short-term notes and bank deposits with an original maturity of three months or less.

RUBICON MINERALS CORPORATION
Consolidated Statements of Mineral Property Costs
(Stated in Canadian Dollars)

 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments

The Company’s investments are carried at cost and considered non-current assets as the Company intends to hold them for a period of greater than one year. If there is a loss in value that is other than temporary, the investments are written-down to their estimated market values.

Equipment

Equipment is recorded and amortized over their estimated useful economic lives using declining balance method at annual rates of 20% for office furniture and equipment, 30% for computer equipment and 50% for software.

Mineral Property Costs

The Company records its interest in mineral properties at cost. Acquisition, option payments and direct exploration costs are deferred until the properties are placed into production, sold or abandoned, at which time these deferred costs will be amortized on a unit-of-production basis, charged to operations if sold, or written-off.

Mineral property cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of mineral property interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded amounts of property claim acquisition, option payments and direct exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company’s management reviews capitalized costs on its property interests on a periodic and annual basis for impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property. Management’s assessment of the property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administration and management fees earned, which generally range from 8% to 10% of the allowable expenditures associated with exploration on certain properties, are offset against the historical costs deferred on those properties. Administrative costs are expensed as incurred.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation. As at December 31, 2005, the Company does not have any asset retirement obligations.

Foreign Currency Translation

The Canadian dollar is the functional currency of all of the Company’s operations which are classified as integrated for foreign currency translation purposes, and under this method translation gains or losses are included in the determination of net income or loss. Monetary assets and liabilities have been translated into Canadian dollars at the exchange rate in effect at balance sheet date. Non-Monetary assets, liabilities, revenues and expenses have been translated into Canadian dollars at the rate of exchange prevailing on the respective dates.

Joint Ventures

The Company conducts some of its mineral property exploration activities in conjunction with other companies in unincorporated joint ventures. The Company accounts for its interests in joint ventures using the proportionate consolidation method.

(
RUBICON MINERALS CORPORATION
Consolidated Statements of Mineral Property Costs
(Stated in Canadian Dollars)

 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments and Financial Risk

The Company’s financial instruments consists of cash, amounts receivable, accounts payable and accrued liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company’s shares on the Toronto Stock Exchange on the date of the agreement to issue the shares or the date of share issuance. Flow-through shares are common shares which are issued under an agreement that, as provided for in the Canadian Income Tax Act, the Company transfers to the purchaser of the shares the benefits of the exploration expenditures that are financed by the proceeds of the share issue.

Stock-based Compensation

The Company follows the Recommendations of the Canadian Institute of Chartered Accountants (“CICA”) in connection with accounting for stock option-based compensation. The standard now requires that all stock option-based awards made to consultants and employees be recognized in these consolidated financial statements and measured using a fair value-based method.

Consideration received on the exercise of stock options and compensation options and warrants is recorded as share capital and the related contributed surplus originally recognized when the options were granted, is transferred to share capital.

Income Taxes

The Company accounts for the tax consequences of the differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. The Company has taken a valuation allowance against all such potential tax assets.

Except for flow-through share issues, the Company’s accounting policy for future income taxes currently had no effect on the financial statements of any of the fiscal years presented.

Flow-through Shares

The Company has adopted the guidance of the CICA provided in Abstract #146 issued by its Emerging Issues Committee, which is effective for all flow-through share transactions initiated after March 19, 2004. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and shareholders’ equity is reduced.

If the Company has sufficient unused tax loss carry-forwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry-forwards, a portion, of such unrecognized losses, is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during each year. Diluted loss per share is not presented as it is anti-dilutive to the loss per share figures.

RUBICON MINERALS CORPORATION
Consolidated Statements of Mineral Property Costs
(Stated in Canadian Dollars)

 4.  RELATED PARTY TRANSACTIONS

During 2005, the Company paid or accrued legal fees to a law firm, of which a partner is a director of the Company, aggregating to $379,857 (2004 - $664,277; 2003 - $291,791), including amounts paid or accrued by the Company’s subsidiary, Toquima, amounting to $28,807 (2004 - $254,471). The fees are recorded within professional expenses, IPO costs of subsidiary (Toquima), mineral property acquisition costs, investments and share issue costs in these financial statements. As at December 31, 2005, this law firm is owed $9,884 (2004 - $277,521; 2003 - $62,569). These amounts are included in accounts payable and accrued liabilities and represent the unpaid portion of the legal fees as of the respective dates. In addition, during 2005, this law firm also billed nil (2004 - $53,920) in legal fees to Africo Resources Ltd., a long-term investment of the Company, accounted for by the equity method. During 2005, this firm agreed to settle debts of Toquima resulting in a reduction of fees payable of $77,234. All these transactions were recorded at their fair value amounts and were incurred in the normal course of business.

During 2004, the Company completed an option agreement with TLC Ventures Corp. (“TLC”) , whereby TLC can acquire a 100% interest in the Point Leamington Property located on the island of Newfoundland in exchange for a total of 300,000 common shares of TLC and $250,000 in cash, both payable over 3 years. The Company and TLC had a common director at the time the Company entered into this option agreement. The option agreement was incurred in the normal course of business and all payments are recorded at their fair value amounts.

5. INVESTMENTS

The Company owns common shares in public and private companies as follows:

	2005		2004
	Aggregate Cost	Market Value	Aggregate Cost	Market Value
	$	$	$	$
Public companies	361,978	351,416	814,414	611,927
Private company (a)	6,184,433	- *	2,363,369	- *
	6,546,411	351,416	3,177,783	611,927

* - The fair value of each outstanding common share of this private company is not readily determinable

(a)	Investment in Africo Resources Ltd. (“Africo”)

During 2004, the Company acquired a 60% interest in Africo, a British Columbia private company that controls an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo. During 2004, the Company resold part of its investment for a gain of $684,174. As at December 31, 2005, the Company owned 37.4% of Africo (2004 - 35.6%).

Changes in the investment are summarized as follows:

	2005	2004
Balance, beginning of the year	$2,363,369	$-

Changes during the year:
Net participation in Africo equity financings	4,109,387	3,748,585
Partial sale of investment	-	(1,533,332)
Other investment costs	-	173,116
Equity interest in losses of Africo	(288,323)	(25,000)

Balance, end of the year	$6,184,433	$2,363,369

RUBICON MINERALS CORPORATION
Consolidated Statements of Mineral Property Costs
(Stated in Canadian Dollars)

 6. EQUIPMENT

			December 31 2005			December 31 2004
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Furniture and fixtures	$ 52,570	$ 37,332	$ 15,238	$ 52,570	$ 33,523	$ 19,047
Computer equipment	108,558	74,251	34,307	97,238	61,975	35,263
Software	5,731	4,048	1,683	5,016	2,722	2,294

	$ 166,859	$ 115,631	$ 51,228	$ 154,824	$ 98,220	$ 56,604

 7. PROPERTY INTERESTS

The following is a summary of the Company’s principal property interests, segregated by geographical location. It is not a comprehensive listing of all past or present property interests.

CANADA
ONTARIO
RED LAKE MINING DIVISION

McFinley Gold Property

Pursuant to the terms of two separate agreements in fiscal 2002, the Company acquired an aggregate of 16 patented claims, 25 licences of occupation, and one mineral lease.

Water Claims Agreement (“Water Claims”)

The Company optioned the Water Claims (25 licences of occupation and one mineral lease) in January 2002 from Dominion Goldfields Corporation (“DGC”) by agreeing to pay $800,000, issue 260,000 shares and complete US$1,300,000 of exploration prior to March 31, 2006. During 2004 the Company completed its acquisition of the Water Claims after meeting all the required payments and expenditures. The Water Claims are subject to a NSR royalty of 2%, for which advance royalties of US$50,000 are due annually (to a maximum of US$1,000,000 prior to commercial production).

The Company has the option to acquire a 0.5% NSR royalty for US$675,000 at any time. Upon a positive production decision the Company would be required to make an additional advance royalty payment of US$675,000, which would be deductible from commercial production royalties as well as certain of the maximum US$1,000,000 in advance royalty payments described above.

Land Claims Agreement (“Land Claims”)

The Company purchased the Land Claims (16 patented claims) from DGC in July 2002 for Cdn$500,000 and the issuance of 500,000 common shares. The Company also issued to the vendor 100,000 stock options (exercise price of $1.15 per common share, expiring July 2007). The Land Claims are subject to a sliding NSR royalty of 2-3%, for which advance royalties of Cdn$75,000 are due annually (to a maximum of Cdn$1,500,000 prior to commercial production). The Company has the option to acquire a 0.5% NSR royalty for Cdn$1,000,000 at any time. Upon a positive production decision the Company would be required to make an additional advance royalty payment of Cdn$1,000,000, which would be deductible from commercial production royalties as well as certain of the maximum Cdn$1,500,000 in advance royalty payments described above.

Other Red Lake Properties

Manitou Property

During the year, the Company optioned the Manitou Property, consisting of 301 unpatented mining claims located in the Harper Lake and Lower Manitou Lake Townships, Kenora Mining Division, Ontario. The Company has the right to acquire a 100% interest in the property by making payments of $210,000 ($15,000 paid) cash and 70,000 shares over three years.

RUBICON MINERALS CORPORATION
Consolidated Statements of Mineral Property Costs
(Stated in Canadian Dollars)

 7.  PROPERTY INTERESTS (continued)

Option Agreement with Goldcorp Inc.

During 2003, the Company granted an option to Goldcorp Inc. (“Goldcorp”) to earn up to a 70% interest the Sidace Lake, Red Lake North and Adams Lake Properties, whereby Goldcorp must spend $5,000,000 in exploration expenditures. Goldcorp did not fulfill the expenditure requirement for 2005 and so the option terminated at December 31, 2005.

The Sidace Lake and Red Lake North Properties are comprised of 45 unpatented claims (319 units) (staked claims, and portions of the Coli Lake Agreement, Red Lake East Agreement and East Bay Agreement) in the Black Bear Lake, Coli Lake and Sobeski Lake areas. The Planet claims are subject to a sliding scale NSR of 2.0% to 2.5% depending on the price of gold.

The Adams Lake Property optioned to Goldcorp Inc. is comprised of 34 unpatented claims (224 units) in the Balmer and Bateman townships (consisting of staked claims and a portion of the Red Lake East Agreement). The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold.

DMC Properties

Meunier Property

The Company has a 100% interest in 118 unpatented claims (222 units), which it acquired by spending $350,000 on exploration expenditures and making option payments of $75,000. The property is subject to NSR royalty of 2.5% on 38 claims (the Company can purchase a 1.5% NSR royalty for $1.5 million), a 2% NSR royalty on 54 claims (the Company can purchase a 1% NSR royalty for $1.0 million), and a 1% NSR royalty on 27 claims. Annual advance royalty payments of $25,000 are due by April 15th of each year.

Red Lake West Property

The Company acquired a 100% interest in 16 unpatented claims (90 units) in Dome and McDonough townships. The property is subject to a sliding scale NSR royalty of 1.75% to 2.0% depending on the price of gold.

Red Lake East Property

The Company acquired a 100% interest in 95 unpatented claims (454 units) in the McDonough, Balmer and Bateman townships. The property is subject to a sliding scale NSR royalty of 1.75% to 2.0% depending on the price of gold.

Option agreement with Agnico-Eagle Mines Ltd.

On September 23, 2005, the Company signed a letter agreement with Agnico-Eagle Mines Ltd. (“Agnico-Eagle”) whereby Agnico-Eagle has the right to earn a 51% interest in a portion of the DMC properties (totaling 130 claims, 263 units) by incurring exploration expenditures of $2.25 million over 3 years including $500,000 in year one and making cash payments to the Company of $110,000 including $25,000 in year one. Upon vesting, Agnico-Eagle can increase its interest up to 65% by incurring $1 million of exploration expenditures for each 1%.

Slate Bay Property

The Company acquired a 100% interest in 28 unpatented claims (146 units) located in Todd township. The property is subject to a sliding scale NSR royalty of 1.75% to 2.0% depending on the price of gold.

Option Agreement with Kings’ Bay Gold Corp. (“Kings Bay”)

During 2005, the Company optioned the property to King’s Bay whereby King’s Bay could earn a 51% interest in the property by spending $2.75 million in exploration costs, issuing 25,000, and $90,000 worth, of King Bay shares and paying $100,000 cash. Subsequent to the year end, Kings Bay terminated the option. Refer to note 14.

RUBICON MINERALS CORPORATION
Consolidated Statements of Mineral Property Costs
(Stated in Canadian Dollars)

 7.  PROPERTY INTERESTS (continued)

Humlin Property

The Company acquired a 100% interest in 9 unpatented claims (216 units) located in Fairlie Township. The property is subject to a sliding scale NSR of 1.75% to 2.0% depending on the price of gold, including the underlying Hammell agreement.

East Bay Property

The Company has two option agreements to acquire a 100% interest in 83 unpatented mining claim units as follows:

Herbert Option

The Company acquired a 40% interest in 23 unpatented claims (42 units) located in the Bateman and Blackbear townships. The Company has the option to acquire the remaining 60% interest by making cash payments of $87,000 ($39,000 paid) and issuing 60,000 common shares (60,000 issued). The property is subject to a 2% NSR royalty, of which the Company may purchase 50% for $1.0 million.

Seargeant Property

The Company has an option to acquire a 100% interest in 2 unpatented claims (2 units) located in the Blackbear township by making cash payments of $55,000 ($35,000 paid) by October 20, 2006. The property is subject to a 2% NSR royalty of which the Company may purchase 50% for $750,000.

McCuaig JV Property

The Company earned a 60% interest in 3 unpatented claims (10 units) in Dome Township for which the Company paid $25,000 and incurred total exploration expenditures of $972,000. The property is subject to a 2% NSR royalty of which the Company purchased 50% in the ERD acquisition in March 2003. The Company may, with its joint venture partner, purchase 50% of the NSR royalty for $200,000 and also retains a right of first refusal on the remaining NSR royalty.

Option Agreement with Redstar Resources Corporation (“Redstar”)

During 2002, the Company granted Redstar the right to earn up to a 70% interest in several of Rubicon’s properties (a total of 221 claim units) at the western end of the Red Lake gold camp. The optioned properties included Pipestone North, Pipestone South, Pipestone East and Wolf Bay properties in which the Company has a 100% interest.

Pursuant to the terms of this agreement, during 2004, Redstar issued 250,000 shares to the Company and completed $450,000 worth of exploration expenditures.

During 2005, the Company renegotiated the option agreement with Redstar, whereby under the new agreement Redstar made an initial cash and share payment of $9,000 and 250,000 Redstar shares. Redstar was then required to make additional cash payments of $84,000, issue an additional $75,000 in Redstar shares and complete an additional $1,100,000 in exploration expenditures over a four year period to earn a 51% interest in the properties.

Redstar can increase its interest to 60% by funding total exploration expenditures of $3 million over eight years and can increase its interest to 70% by funding a bankable feasibility study and arranging project financing for a mine. Redstar is also responsible for making all cash payments to the underlying property vendors.

RUBICON MINERALS CORPORATION
Consolidated Statements of Mineral Property Costs
(Stated in Canadian Dollars)

7. PROPERTY INTERESTS (continued)

English Royalty Division (“ERD”)

During 2003, the Company acquired the underlying interests in 74 mineral properties for cash consideration of $500,000 and share consideration of 25,000 shares valued at $287,500. Most of the properties had option agreements with third parties, including 14 with the Company. Accordingly, this agreement reduced the Company’s aggregate property payments due under these pre-existing options by $414,000.

Properties included in the ERD are not explored by the Company but are held for the purpose of earning option and royalty income and deriving potential increases in value from successful exploration by optionees. The Company continues to add properties to the ERD with new option agreements and drop properties that it is unable to option after reasonable efforts. At December 31, 2005, the ERD included 33 (2004 - 51) properties with option agreements.

During 2003, 2004 and 2005, the Company recorded cash and share receipts (before costs) of $1,140,273 in connection with third party option payments received pursuant to the ERD.

NEWFOUNDLAND

Golden Promise Trend Properties

The Company has a 100% interest in approximately 2,353 claims acquired by staking. In addition, the Company has entered into four option agreements to earn a 100% interest in 489 claims by making cumulative cash payments of $382,000 ($297,000 paid) and common share issuances of 170,000 (170,000 issued or cash in lieu paid). The properties are subject to 2.0% - 2.5% NSR royalties on the optioned claims and the Company has the right to buy back 1.0% - 1.5% of the NSR royalties for $1 million - $1.5 million at any time.

Option Agreement with Placer Dome (CLA) Limited (“Placer”)

In August 2003, the Company optioned a 70% interest in 23 mineral licenses known as the Golden Promise, Mercer, Three Angle Pond, Badger and Tom Joe Properties to Placer. During 2005, Placer terminated the agreement after incurring $1.8 million of exploration expenditures.

Option Agreement with Crosshair Exploration and Mining Corp. (“Crosshair”)

The Company has optioned a 60% interest in eleven mineral licenses known as the Victoria Lake Option (South Golden Promise, Barren Lake and Victoria Lake properties) to Crosshair in consideration for Crosshair incurring $1.75 million in exploration expenditures and issuing 400,000 common shares (300,000 issued) to the Company.

Glenwood-Botwood Gold Trend

The Company has a 100% interest in 1187 claims (reduced from 1912) acquired by staking. In addition, the Company has entered into ten option agreements to earn a 100% interest in a total of 680 claims (reduced from 879) for aggregate consideration of $973,360 in cash ($533,860 paid) and the issuance of 422,000 common shares, (251,000 issued or cash in lieu paid). The properties are subject to NSR royalties varying from 2-3% of which 50%- 60% can be purchased for varying amounts between $1 million to $3.0 million at any time. Annual advanced royalty payments that vary from $7,500 to $25,000 must be made on several properties starting in 2007. Claims subject to option agreements with third parties are as follows:

Huxter Lane Joint Venture Agreement with Meridian Gold Inc. (“Meridian”)

During the year ended December 31, 2004, the Company optioned four mineral licenses known as the Huxter Lane Property to Meridian. Under the terms of the agreement, Meridian can earn a 55% interest in this 1350 hectare property by spending $1,000,000 over a period of three years, make the underlying cash payments to the vendor and by paying the Company approximately $61,400. Meridian may earn an additional 10% by funding the project to a bankable feasibility study and an additional 5% (for a total interest of 70%) by funding all costs to a positive production decision.

RUBICON MINERALS CORPORATION
Consolidated Statements of Mineral Property Costs
(Stated in Canadian Dollars)

 7. PROPERTY INTERESTS (continued)

Wings Point and Glenwood Option Agreements with Crosshair Exploration Mining Corp. (“Crosshair”)

The Company optioned a 60% interest in the Wings Point Property and the Glenwood Break Property to Crosshair. During 2005, Crosshair terminated its option on the project.

Avalon Gold Trend - Berg Property

The Company acquired a 100% interest in 271 claims (6775 hectares) for aggregate cash consideration of $75,000. The property is subject to a 2% NSR royalty, of which the Company may purchase 50% for $1.5million. Annual advance royalty payments of $15,000 per year begin in November 2007.

Avalon Option Agreement with IAMGold Corporation (“IAMGOLD”)

In February 2004, the Company entered into an agreement with IAMGold Corporation (“IAMGold”), whereby IAMGold could earn an initial 55% interest in the Avalon claims. During 2005, IAMGold terminated its option on the project after incurring a total of approximately $600,000 of exploration expenditures and making $42,750 of underlying property payments.

New World Gold Trend

The Company acquired a 100% interest in 231 claims (reduced from 455) for aggregate cash consideration of $57,000 (paid) and the issuance of an aggregate of 45,000 common shares (issued). The property is subject to a 2.0% NSR royalty, of which the Company may purchase 50% for $1 million. Annual advanced royalty payments of $15,000 are required starting on April 19, 2007.

Star Track Gold Trend

The Company has an option to acquire a 100% interest in 158 claims (3950 hectares). Cash payments of $62,000 and share payments of 150,000 have been issued. An amending agreement allows for a postponed final payment later in 2006. The property is subject to a 2% NSR of which 50% can be purchased for $1,000,000. No work was conducted on the property in 2005.

Base Metal Properties

Point Leamington Property

The Company acquired a 100% interest in a mining lease in the Point Leamington area for which the Company paid an aggregate of $33,532 and issued 100,000 common shares. The property is subject to a 2% NSR royalty, of which the Company may purchase 25% for $500,000.

Option Agreement with TLC Ventures Corp. (“TLC”)

During 2004, the Company completed an option agreement with TLC, whereby TLC can acquire a 100% interest in the Point Leamington Property in exchange for a total of 225,000 common shares of TLC and $200,000 in cash, both payable over 3 years. As at December 31, 2005, the Company had received 225,000 common shares and $175,000 in cash. If TLC were to sell the property during the option period, the Company would receive 50% of the gross proceeds in excess of consideration already paid by TLC. The Company retains the right of first refusal to purchase a 2% NSR royalty.

Seal Bay Property

The Company has completed exploration expenditures of $205,000 in 2005 (total $700,000) to earn a 51% interest according to an amended agreement dated July 15, 2002 and is in the process of formalizing a joint venture with the optionor.

West Cleary Property

The Company holds a 51% interest in one mineral license.

RUBICON MINERALS CORPORATION
Consolidated Statements of Mineral Property Costs
(Stated in Canadian Dollars)

7.	PROPERTY INTERESTS (continued)

Victoria Lake 10188M Property

The Company can earn 100% interest in the property (2 mineral licenses, 139 claims) by making cash payments totaling $60,000 ($15,000 paid) and 40,000 Company shares (5,000 paid). The agreement is subject to a 2.5% NSR of which 1.5% can be purchased by the Company for $1.5 million with a right of first refusal on the remaining 1.0%.

Harpoon Property

The Company can acquire a 100% interest in the 5 mineral licences (225 claims) by completing option payments totaling $95,000 ($25,000 paid) and 10,000 common shares (10,000 paid) over 3 years. The property is subject to a 2.0% NSR of which 1.0% can be purchased by the Company for $1.0 million with a right of first refusal on the remaining 1.0%.

UNITED STATES OF AMERICA

Alaska - Palmer Property

The Company’s controlled subsidiary, Toquima, has an exclusive 99 year mining lease on 340 federal mining claims located near Haines, Alaska.

To maintain the lease, Toquima is required to make annual advance royalty payments of US$42,500 and pay annual assessment fees to the Federal Bureau of Land Management of US$34,000. The Company was also required to issue a total of 200,000 common shares (issued). The lease is subject to a 2.5% net smelter return (“NSR”) royalty of which Toquima may purchase portions up to a maximum of 1.5% as follows: 0.5% for US$1 million at any time before the sixth anniversary of the date of the mineral lease; 0.5% for US$2 million before the seventh anniversary; and 0.5% for US$3 million before the tenth anniversary. Toquima has a right of first refusal to purchase the NSR or any portion thereof at any time during the term of the lease.

Nevada Properties

Toquima has option agreements to acquire 100% interests in 9 properties in Nevada, USA for various payments of cash and shares of its subsidiary Toquima. During 2005, Toquima granted the following options: to Newmont Mining Corp., the option to earn a 60% interest in the LHT property, to Romarco Minerals Inc., the option to earn a 60% interest in the Pine Grove property, and to Piedmont Mining Corp., the option to earn a 51% interest in the Dome/HiHo property .

Subsequent to December 31, 2005, Toquima announced an agreement with Carlin Gold Corporation (“Carlin”), whereby Carlin will issue 6,772,226 common shares to Toquima’s shareholders on a pro-rata basis in respect to the acquisition of Toquima’s mineral property interests in Nevada. Concurrently, pursuant to a Plan of Arrangement, Toquima’s current shareholders will receive 5,540,913 special warrants exchangeable to acquire an equal number of common shares of a new company, Constantine Metal Resources Ltd. (“Constantine”), in the event of Constantine completing an Initial Public Offering (“IPO”) under certain specified conditions. Constantine will, prior to this transaction, acquire Toquima’s interest in the Alaskan Palmer property. Should the IPO not complete under the conditions specified, the special warrants will become exercisable to acquire common shares of Carlin and Constantine will become a subsidiary of Carlin through Carlin’s ownership of the common shares of Toquima.

These transactions remain subject to the approval of Toquima’s shareholders and regulatory consents.

Refer also to note 14(d).

At December 31, 2005, the Company has adjusted downward on a pro-rata basis the carrying amounts of the Palmer and Nevada properties in its accounts to reflect the Constantine and/or Carlin shares that will ultimately be received in exchange for these interests, plus the current $407,479 non-controlling interest in the net assets of Toquima, which will also be eliminated upon the disposition of that company. The adjusted $1,265,000 net carrying amount reflects approximately 7.9 million shares at $0.16 per share based on the trading price of Carlin shares on January 12, 2006, which was the date that the managements of Toquima and Carlin signed a Letter of Understanding in respect to the Plan of Arrangement.

RUBICON MINERALS CORPORATION
Consolidated Statements of Mineral Property Costs
(Stated in Canadian Dollars)

 8. SHARE CAPITAL

a)  Authorized share capital consists of an unlimited number of common shares without par value.

	2005		2004		2003
	Number of Shares	$	$Number of Shares	$	$Number of Shares	$
Balance, beginning of year	55,006,031	39,184,721	52,184,631	35,911,629	34,032,251	18,737,677
Private placements (1) and (2)	10,232,000	6,420,989	2,093,412	2,398,702	13,979,329	14,389,958
Mineral properties	159,000	151,520	123,827	164,372	602,811	711,381
Stock options exercised (3)	300,000	338,087	79,000	80,685	1,547,500	583,125
Warrants exercised	482,493	559,318	525,161	629,333	2,022,740	1,489,488
Flow-through renunciation (4)	-	(1,043,943)	-	-	-	-
Balance, end of year	66,179,524	45,610,692	55,006,031	39,184,721	52,184,631	35,911,629

(1)	1,000,000 (2004 - 2,093,412; 2003 - 2,000,000) shares were issued under flow-through share purchase agreements.
(2)	Net of issue costs of$979,811 (2004 - $532,075; 2003 - 1,238,338).
(3)	Inclusive of the original $97,837 (2004 - $12,465; 2003 - nil) fair value of these options re-allocated from contributed surplus to share capital on exercise.
(4)
The Company renounced $2,930,777 in flow through expenditures in February 2005 to investors with an effective date of December 31, 2004. Under Canadian GAAP, the Company is required to reduce share capital by an amount based on the temporary taxable differences created by the renunciation. The amount of $1,043,943 was based on a tax rate of 35.62% applied to the temporary difference of $2,930,777. See Note 3.

b)  Stock Options

The Company has an incentive stock option plan authorizing the Company to issue up to 7,877,415 incentive stock options to directors, officers, employees and consultants of the Company. No specific vesting terms are required. The term of each grant shall be no greater than 10 years from the date of grant. The option price shall be no less than the fair market value of the Company’s shares on the date of the grant.

The following is a summary of the changes in the Company’s outstanding stock options for 2005, 2004 and 2003.

	2005		2004		2003
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
		$		$		$
Balance at beginning of year (1)	3,486,625	1.11	2,440,000	1.00	3,117,500	0.67
Granted	2,310,000	1.10	1,435,000	1.35	895,000	1.06
Exercised	(300,000)	0.79	(79,000)	0.86	(1,547,500)	0.38
Expired/Cancelled	(681,625)	1.29	(309,375)	1.31	(25,000)	0.46
Outstanding at end of fiscal year (1) and (2)	4,815,000	1.10	3,486,625	1.11	2,440,000	1.00
Exercisable at end of fiscal year	3,349,288	1.10	3,486,625	1.11	2,440,000	1.00

(1) 125,000 options granted to a director in 2003 were incorrectly cancelled in 2003. These options are now shown as outstanding as at December 31, 2003 and 2004.
(2) At December 31, 2005, the weighted-average remaining contractual life of stock options outstanding is 3.0 years (2004 - 3.88).

The Company has recorded stock-based compensation included with financial statement line items, as follows:

	2005	2004	2003
Balance at beginning of year	$1,960,463	$753,531	$197,485
Stock-based compensation	683,671	1,100,980	556,046
Share issuance costs	77,483	118,417	-
Fair value of stock options allocated to shares issued on exercise	(97,837)	(12,465)	-
Balance at end of year	$2,623,780	$1,960,463	$753,531

RUBICON MINERALS CORPORATION
Consolidated Statements of Mineral Property Costs
(Stated in Canadian Dollars)
 8. SHARE CAPITAL (continued)

The fair value of employee options, agents options and agents warrants included in the expense figures, has been estimated using the Black-Scholes Option Pricing Model based on the following weighted average assumptions:

	2005	2004	2003
Risk-free interest rate (%)	3.6%	4.5% - 5%	5%
Expected life (years)	4.6 years	2 - 5 years	2 - 10 years
Expected volatility (%)	40%	65% -80%	50%
Expected dividend yield (%)	0%	0%	0%

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants

c) Summary of stock options and warrants outstanding:

December 31, 2005
Type of Issue		Number Outstanding	Weighted Average Price	Weighted Average Life
			$	Years
Stock Options		100,000	0.67	4.67
		150,000	0.74	4.70
		1,000,000	0.83	1.48
		225,000	0.84	1.55
		200,000	0.86	4.96
		20,000	0.99	1.48
		100,000	1.15	1.52
		200,000	1.16	1.44
		20,000	1.17	7.81
		1,750,000	1.18	3.58
		370,000	1.21	4.00
		680,000	1.48	3.08
Total Stock Options	(1)	4,815,000	1.10	3.00

Warrants and Agent Options		298,634	1.40	1.01
	(3)	244,648	0.693	1.62
		4,616,000	0.85	1.62
Total Warrants and Agent Options	(1)(2)	5,159,282	0.87	1.59

(1)	Subsequent to December 31, 2005, additional options were granted and options and warrants were exercised, cancelled or expired. See note 13.
(2)	Warrants include compensation options and warrants paid to financing agents.
(3)	Agent compensation options include options for 244,648 units exercisable for $0.693 consisting of 1 share and ½ share purchase warrant with an expiry of 1.62 years from year end.

 9. COMPARATIVE FIGURES

Certain of the prior years’ figures have been reclassified to conform with the current year’s financial statement presentation.

RUBICON MINERALS CORPORATION
Consolidated Statements of Mineral Property Costs
(Stated in Canadian Dollars)

10. COMMITMENTS

a)	At December 31, 2005, the Company has $383,418 in remaining lease payments for the use of its Vancouver office to September, 2010.

b)
At December 31, 2005, the Company is committed to incur $112,497 (2004 - 2,930,777; 2003 - $1,174,832) in eligible exploration expenditures prior to December 31, 2006 in order to complete obligations entered into pursuant to flow-through share purchase agreements.

c)
The Company is required to make certain cash and share option payments and incur exploration costs to maintain its mineral properties in good standing (Note 7). These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

11. SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

During the fiscal year ended December 31, 2005, the Company issued 159,000 (2004 - 123,827; 2003 - 602,811) of its common shares at a value of $151,520 (2004 - $164,372; 2003 - $711,381) for mineral properties, and received common shares of other companies valued at $232,626 (2004 - $626,282; 2003 - $340,748) pursuant to the terms of property and joint venture agreements. Included in accounts payable and accrued liabilities at December 31, 2005 is $147,575 (2004 - $213,480; 2003 - $210,011) of mineral property costs.

12. INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2005	2004
	$	$
Net loss for the year	(3,644,284)	(4,082,836)

Expected income recovery	(1,290,219)	(1,445,373)
Net adjustment for amortization, deductible and non-deductible amounts	684,483	784,755
Unrecognized benefit of current non-capital loss	605,736	660,618
Total income taxes	-	-

The significant components of the Company’s future income tax assets are as follows:

	2005	2004
	$	$
Future income tax assets:
Net mineral property carrying amounts in excess of tax pools	(7,782,757)	(5,195,884)
Equipment tax pool in excess of carrying value	116,922	99,510
Non-capital loss carryforwards	8,155,257	5,365,934
	489,422	269,560
Valuation allowance	(489,422)	(269,560)
Net future tax assets	-	-

The Company has non-capital losses of approximately $8 million (2004 - $5.4 million), which are available to reduce future taxable income in Canada and the United States and which expire between 2006 and 2025. Subject to certain restrictions the Company also has mineral property expenditures of approximately $17 million (2004 - $15.1 million) available to reduce taxable income in future years. The Company has not recognized any future benefit for these tax losses and resource deductions, as it is not considered likely that they will be utilized.

RUBICON MINERALS CORPORATION
Consolidated Statements of Mineral Property Costs
(Stated in Canadian Dollars)

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES (GAAP)

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures may be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off. Under US GAAP, all exploration expenditures must be expensed until an independent feasibility study has determined that the property is capable of economic commercial production. The following items (a) to (g) provide a summary of the impact on line items in these financial statements that would result from the application of US accounting principles to mineral property costs, and also the impact of flow-through share issuances as described at note 13 h) ii).

		December 31
	2005	2004	2005
a) Assets
Mineral Property Costs
Mineral property costs following Canadian GAAP	$22,961,644	$19,815,494)	$17,276,818
Less balance of deferred mineral property costs	(22,961,644)	(19,815,494)	(17,276,818)
Mineral property costs following US GAAP	$-	$-	$-
b) Operations
Net loss following Canadian GAAP	$(3,644,284)	$(4,082,836)	$(2,312,394)
Mineral property costs expensed under US GAAP	(4,861,824)	(4,251,820)	(5,250,093)
Mineral property costs written-off under Canadian GAAP	1,715,674	1,713,144	231,388
Income from sale of tax benefits under US GAAP	140,000	367,665	480,000
Future income tax recovery under Canadian GAAP	(1,043,943)	-	-
Net loss under US GAAP	$(7,694,377)	$(6,253847)	$(6,851,099)
c) Loss Per Share
Loss per share and diluted loss per share under U.S. GAAP	$(0.11)	$(0.12)	$(0.16)
d) Deficit
Closing deficit following Canadian GAAP	$(15,841,543)	$(12,197,259)	$(8,114,423)
Adjustment to deficit for accumulated costs expensed under US GAAP, net of historical income and other items	(22,859,486)	(18,809,393)	(16,638,382)
Closing deficit under US GAAP	$(38,701,029)	$(31,006,652)	$(24,752,805)
e) Cash Flows - Operating Activities
Cash applied to operations under Canadian GAAP	$(3,274,434)	$(1,528,118)	$(2,401,289)
Add net loss following Canadian GAAP	3,644,284	4,082,836	2,312,394
Less net loss following US GAAP	(7,694,377)	(6,253,847)	(6,851,099)
Less write downs taken under Canadian GAAP	(1,715,674)	(1,713,144)	(231,388)
Add non-cash property expenditures (recoveries) expensed under US GAAP	66,469	(248,430)	900,843
Cash applied to operations under US GAAP	$(8,973,732)	$(5,660,703)	$(6,270,539)
f) Cash Flows - Investing Activities
Cash applied to investments under Canadian GAAP	$(9,714,134)	$(10,145,750)	$(8,887,248)
Add cash property costs expensed under US GAAP - net	6,354,538	8,599,220	9,317,324
Cash applied to investments under US GAAP	$(3,359,596)	$(1,546,530)	$430,076
g) Cash Flows - Financing Activities
Cash received from financing activities under Canadian GAAP	$8,857,223	$7,313,6427,313,642))	$21,430,645
Add income tax recovery recorded as share issue costs under Canadian GAAP	1,043,943	-	-
Less exploration recoveries included in income under US GAAP	(1,559,183)	(4,098,970)	(4,968,074)
Less premiums on flow-through share issuances included in income under US GAAP	(140,000)	(367,665)	(480,000)
Cash received from financing activities under US GAAP	$8,201,983	$2,847,007	$15,982,571

RUBICON MINERALS CORPORATION
Consolidated Statements of Mineral Property Costs
(Stated in Canadian Dollars)

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES (GAAP) (continued)

OTHER DIFFERENCES BETWEEN CANADIAN AND US GAAP

h)  Stockholders’ Equity
        i)  Accumulated Other Comprehensive Income

Under SFAS 130, the Company is required to record certain gains and losses as a component of Stockholder’s Equity, with the current changes in the component balances comprising the balance sheet figure disclosed in a separate statement or in a financial statement note. The only item in the Company’s financial statements impacting Comprehensive Income is the unrealized gains and losses on the Company’s non-current investments.

The following provides the continuity of Accumulated Other Comprehensive Income or Loss under US GAAP:

Accumulated Other Comprehensive Income - December 31, 2002	$(313)
Other Comprehensive Income - 2003*	36,491
Accumulated Other Comprehensive Income - December 31, 2003	36,178
Other Comprehensive Loss - 2004*	(238,665)
Accumulated Other Comprehensive Loss - December 31, 2004	(202,487)
Other Comprehensive Loss - 2005*	191,925
Accumulated Other Comprehensive Loss - December 31, 2005	$(10,562)

* - figures are inclusive of any amounts previously recognized in comprehensive income that are included in operations currently

ii)  Flow-Through Shares

Under US GAAP, a liability is recognized on the sale of flow-through shares for the premium obtained by the Company, if any, of the sale price per share over the market value at the time of issuance. Under Canadian GAAP, no such premium is recognized. Upon renunciation of the flow-through share proceeds to investors, the liability under US GAAP is reversed and the Company recognizes a deferred tax benefit for this amount. The Company follows the policy of renouncing fully to investors the proceeds of all flow-through financings received during the year, whether the underlying exploration expenditures have been incurred or not, as at its fiscal year end, which coincides with the personal taxation year of individuals in Canada. Accordingly, the Company under a pro-forma application of US GAAP would have recognized the following amounts of deferred tax benefits, amounts included in current operations, in connection with issuances of flow-through shares:

	2005	2004	2003
Deferred tax benefit	$140,000	$367,665	$480,000

Refer also to note 13(b).

Inclusive of the reversal of the Canadian GAAP treatment of flow through shares, the Company’s share capital balance under Canadian GAAP would be impacted as follows by the pro-forma application of this US GAAP standard:

	2005	2004	2003
Share capital under Canadian GAAP	$45,610,692	$39,184,721	$35,911,629
Previous years’ amounts included in income under US GAAP	(1,006,101)	(638,436)	(158,436)
Deferred tax benefit included in income under US GAAP	(140,000)	(367,665)	(480,000)
Future tax recovery under Canadian GAAP relating to flow through shares	1,043,943	-	-
Share capital under US GAAP	$45,508,534	$38,178,620	$35,273,193

RUBICON MINERALS CORPORATION
Consolidated Statements of Mineral Property Costs
(Stated in Canadian Dollars)

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES (GAAP) (continued)

OTHER DIFFERENCES BETWEEN CANADIAN AND US GAAP (continued)

iii) Investments

Under Canadian GAAP, no write-down to market values is required if an investment is considered by management to be held for the long-term, unless there has been an other-than-temporary decline in the value of that investment. Under US SFAS 115, the investments held by the Company are considered to be “available for sale securities” and are required to be reported at fair value, with any unrealized holding gains and losses included in current Other Comprehensive Income, a component of Stockholder’s Equity.

The following provides reconciliation to US GAAP of a pro-forma application of SFAS 115 to these financial statements:

	2005	2004	2003
Investments under Canadian GAAP	$6,546,411	$3,177,783	$366,833
Net other Comprehensive Income adjustments under US GAAP - 1999 - 2002*	(313)	(313)	(313)
Other Comprehensive Income under US GAAP - 2003*	36,491	36,491	36,491
Other Comprehensive Loss under US GAAP - 2004*	(238,665)	(238,665)	-
Other Comprehensive Income under US GAAP - 2005*	191,925	-	-
Investments under US GAAP	$6,535,849	$2,975,296	$403,011

* - figures are inclusive of any amounts previously recognized in comprehensive income that are included in operations currently

14. SUBSEQUENT EVENTS

In addition to items disclosed elsewhere in these notes, the following occurred during the period subsequent to December 31, 2005:

a)	On March 3, 2006, Kings Bay Gold Corp. terminated its option on the Slate Bay, Ontario property. Refer to note 7.

b)
On January 18, 2006, the Company entered into an option agreement on the Lake Douglas West property, Lake Douglas area, Central Newfoundland, Newfoundland, pursuant to which it can acquire a 100% interest in the property by making cash payments totaling $50,000 over 5 years. The property is subject to a 2% NSR royalty, of which the Company may purchase 1.0% for $1,000,000 and will have a right of first refusal on the balance.

c)
On January 18, 2006, the Company entered into an option agreement on the Lake Douglas East property, Lake Douglas area, Central Newfoundland, Newfoundland, pursuant to which it can acquire a 100% interest in the property by making cash payments totaling $470,000 over 5 years and share payments of 175,000 shares of the Company over 5 years. The property is subject to a 2% NSR royalty, of which the Company may purchase 1.0% for $1,000,000 and will have a right of first refusal on the balance.

d)	The Company’s loans to its controlled subsidiary Toquima were settled by the receipt of 1,903,977 common shares at $0.35 per share, in anticipation of the transactions disclosed in note 7.

e)
The Company issued 120,960 common shares on exercise of warrants at prices ranging from $0.693 to $0.85 per share for cash proceeds of $101,639, issued 70,000 common shares on exercise of stock options at $0.83 per share for cash proceeds of $58,100 and issued 55,000 common shares pursuant to mineral property agreements, at prices ranging from $1.19 to $1.21 per share.

f)
Subject to regulatory consent, the Company entered into an agreement whereby an underwriting syndicate has agreed to purchase, by private placement, 6,800,000 common shares of the Company at $1.48 per share for aggregate proceeds of approximately $10 million. The underwriters have the right to purchase up to an additional 1.0 million shares at $1.48 until one business day prior to Closing, and the Company will pay a cash commission of 6% of the aggregate proceeds raised.